Exhibit 99.1

Ciner Wyoming LLC
(A Majority-Owned Subsidiary of Ciner Resources LP)
Financial Statements as of December 31, 2017 and 2016 and for the Years Ended December 31, 2017, 2016, and 2015, and Report of Independent Registered Public Accounting Firm

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Managers and Members of
Ciner Wyoming LLC
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Ciner Wyoming LLC (“the Company”) as of December 31, 2017 and 2016, and the related statements of operations and comprehensive income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 1, 2018

We have served as the Company’s auditor since 2008.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016
(In thousands of dollars)

	2017	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,749	$18,728
Accounts receivable - affiliates	98,512	61,820
Accounts receivable, net	34,186	33,394
Inventory	19,793	19,014
Other current assets	1,193	1,660

Total current assets	180,433	134,616

PROPERTY, PLANT, AND EQUIPMENT, NET	208,369	214,455

OTHER NON-CURRENT ASSETS	19,633	20,972

TOTAL ASSETS	$408,435	$370,043

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$11,400	$8,600
Accounts payable	14,426	14,953
Due to affiliates	3,084	4,207
Accrued expenses	27,309	27,636

Total current liabilities	56,219	55,396

LONG-TERM DEBT	138,000	89,400

OTHER NON-CURRENT LIABILITIES	10,401	9,025

Total liabilities	204,620	153,821

COMMITMENTS AND CONTINGENCIES (See Note 12)

MEMBERS' EQUITY:
Members’ equity — Ciner Resources LP	107,622	111,945
Members’ equity — Natural Resource Partners LP	103,402	107,556
Accumulated other comprehensive loss	(7,209)	(3,279)

Total members' equity	203,815	216,222

TOTAL LIABILITIES AND MEMBERS' EQUITY	$408,435	$370,043

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(In thousands of dollars)

	2017	2016	2015

SALES - AFFILIATES	$304,497	$271,274	$265,289
SALES - OTHERS	192,843	203,913	221,104
Total net sales	497,340	475,187	486,393

COST OF PRODUCTS SOLD	237,445	241,353	232,853
FREIGHT COSTS	145,693	119,602	122,047

Total cost of products sold	383,138	360,955	354,900

GROSS PROFIT	114,202	114,232	131,493

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - AFFILIATES	16,520	17,575	13,904

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - OTHERS	1,543	1,258	1,315

LOSS ON DISPOSAL OF ASSETS, NET	1,569	271	202

OPERATING INCOME	94,570	95,128	116,072

OTHER INCOME (EXPENSE):
Interest income	1,663	48	31
Interest expense	(4,531)	(3,550)	(3,975)
Other income (expense), net	(179)	(30)	(478)

Total other income (expense)	(3,047)	(3,532)	(4,422)

NET INCOME	91,523	91,596	111,650

OTHER COMPREHENSIVE INCOME (LOSS)

Income (loss) on derivative financial instruments	(3,930)	912	(3,443)

COMPREHENSIVE INCOME	$87,593	$92,508	$108,207

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(In thousands of dollars)

			Accumulated
	Ciner	Natural Resource	Other Comprehensive	Total Members'
	Resources LP	Partners LP	Income (Loss)	Equity

Balance at December 31, 2014	$105,445	$101,311	$(748)	$206,008

Allocation of net income	56,941	54,709	—	111,650
Capital distribution to members	(48,705)	(46,796)	—	(95,501)
Other comprehensive income (loss)	—	—	(3,443)	(3,443)

Balance at December 31, 2015	$113,681	$109,224	$(4,191)	$218,714

Allocation of net income	46,714	44,882	—	91,596
Capital distribution to members	(48,450)	(46,550)	—	(95,000)
Other comprehensive income (loss)	—	—	912	912

Balance at December 31, 2016	$111,945	$107,556	$(3,279)	$216,222

Allocation of net income	46,677	44,846	—	91,523
Capital distribution to members	(51,000)	(49,000)	—	(100,000)
Other comprehensive income (loss)	—	—	(3,930)	(3,930)

Balance at December 31, 2017	$107,622	$103,402	$(7,209)	$203,815

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(In thousands of dollars)

	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$91,523	$91,596	$111,650
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	26,827	25,697	22,870
Loss on disposal of assets, net	1,569	271	202
Other non-cash items	299	422	755
(Increase) decrease in:
Accounts receivable - affiliates	(36,691)	2,716	25,362
Accounts receivable, net	(792)	394	1,668
Inventory	498	6,968	(3,660)
Other current and non-current assets	(189)	524	(816)
Increase (decrease) in:
Accounts payable	1,679	1,131	1,792
Accrued expenses and other liabilities	(1,124)	3,618	(5,312)
Due to affiliates	(1,124)	(426)	(713)

Net cash provided by operating activities	82,475	132,911	153,798

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(24,757)	(25,341)	(35,659)

Net cash used in investing activities	(24,757)	(25,341)	(35,659)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving credit facility	88,500	15,000	5,000
Repayments on revolving credit facility	(28,500)	(27,000)	(40,000)
Repayments on other long-term debt	(8,600)	—	—
Debt issuance costs	(1,097)	—	—
Cash distribution to members	(100,000)	(95,000)	(95,501)

Net cash used in financing activities	(49,697)	(107,000)	(130,501)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,021	570	(12,362)

CASH AND CASH EQUIVALENTS:
Beginning of year	18,728	18,158	30,520

End of year	$26,749	$18,728	$18,158

SUPPLEMENTAL DISLCOSURE OF CASH FLOW INFORMATION:
Interest paid during the year	$4,097	$3,213	$4,059

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES :
Capital expenditures on account	$1,034	$3,938	$3,033

See notes to financial statements

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015
(Dollars in thousands)

1.	Corporate Structure
A 51% membership interest in Ciner Wyoming LLC (the "Company," "we," "us," or "our") is owned by Ciner Resources LP ("CINR" or the "Partnership"). NRP Trona LLC, a wholly owned subsidiary of Natural Resource Partners LP ("NRP") owns a 49% membership interest in the Company. CINR is a master limited partnership traded on the New York Stock Exchange and is currently owned approximately 75% by Ciner Wyoming Holding Co. ("CINWHCO") and approximately 25% by the general public. CINWHCO is 100% owned by Ciner Resources Corporation ("CRC") which is 100% owned by Ciner Enterprises, Inc. ("CINE"). As of December 31, 2017, CINE was 100% owned by Akkan Enerji ve Madencilik Anonim Şirketi ("Akkan"), which is 100% owned by Turgay Ciner, the Chairman of the Ciner Group, a Turkish conglomerate of companies engaged in energy and mining (including soda ash mining), media and shipping markets. As described in subsequent events footnote 15, effective February 22, 2018, Akkan transferred its 100% direct ownership in CINE to WE Soda Ltd., a UK company, which is 100% owned by KEW Soda ltd., a UK company, which is owned 100% by Akkan.
Completed sale transaction - On October 23, 2015, CINE acquired 100% of OCI Chemical Corporation in a stock purchase transaction from OCI Enterprises Inc. ("OCIE") (the "Transaction"). OCI Chemical Corporation was subsequently renamed Ciner Resources Corporation. CRC owns indirectly the Company through CINWHCOs approximately 75% ownership interest in CINR. As a result of the closing of the Transaction, OCIE no longer has any direct or indirect ownership interest in the Company.
In connection with the closing of the Transaction, CINE (as borrower), and CINWHCO and CRC (as guarantors), entered into a credit facility (as amended and restated or otherwise modified, the “Ciner Enterprises Credit Facility”), which is secured by certain assets, including the common units of CINR owned by CINWHCO.

2. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations - The Company operations consists of the mining of trona ore, which, when processed, becomes soda ash. All our soda ash processed is sold to various domestic and European customers, and to Ciner Ic ve Dis Ticaret Anonim Sirketi ("CIDT") and American Natural Soda Ash Corporation ("ANSAC") which are affiliates for export sales. All mining and processing activities take place in one facility located in Green River, Wyoming.
Reclassifications - To conform to the presentation as of December 31, 2017, we made a reclassification in the balance sheet as of December 31, 2016 to include $46,467 of “Accounts receivable - ANSAC”, $9,054 of “Accounts receivable - other affiliate” and $6,299 of “Due from affiliates, net” within “Accounts receivable -affiliates”.  This reclassification had no effect on “Total current assets” as of December 31, 2016. We also made a corresponding reclassification in the statements of cash flows for the years ended December 31, 2016 and 2015 to include changes within “Accounts receivable -affiliates” to include the $5,744 and $18,199 changes in “Accounts receivable - ANSAC”, the ($9,054) and $0 changes in “Accounts receivable - other affiliate”, and the $6,026 and $7,163 changes in “Due from affiliates, net” to be included within “Accounts receivable -affiliates” among the changes in operating assets and liabilities. These reclassifications had no effect on net cash provided by operating activities for any period.

A summary of the significant accounting policies is as follows:
Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Revenue Recognition - We recognize revenue when the earnings process is complete, which is generally upon transfer of title. This transfer typically occurs upon shipment to the customer, which is normally free on board (“FOB”) terms or upon receipt by the customer. In all cases, we apply the following criteria in recognizing revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed, determinable or reasonably estimated sales price has been agreed with the customer; and (4) collectability is reasonably assured.  Customer rebates and discounts are accounted for as sales deductions. We record amounts billed for shipping and handling fees as revenue. Costs incurred for shipping and handling are recorded as costs of products sold.
Freight Costs - The Company includes freight costs billed to customers for shipments administered by the Company in gross sales. The related freight costs along with cost of products sold are deducted from gross sales to determine gross profit.
Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market deposit accounts.
Accounts Receivable - Accounts receivable are carried at the original invoice amount less an estimate for doubtful receivables. We generally do not require collateral against outstanding accounts receivable. The allowance for doubtful accounts is based on specifically identified amounts that the Company believes to be uncollectible. An additional allowance is recorded based on certain percentages of aged receivables, which are determined based on management’s assessment of the general financial conditions affecting the Company's customer base. We determined that no allowance for doubtful accounts was required against receivables from affiliates as of December 31, 2017 and 2016. If actual collection experience changes, revisions to the allowance may be required. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. During the years ended 2017, 2016 and 2015 there were no significant accounts receivable bad debt expenses, write-offs or recoveries.
Inventory - Inventory is carried at the lower of cost or market. Cost is determined using the first-in, first-out method for raw material and finished goods inventory and the weighted average cost method for stores inventory. Costs include raw materials, direct labor and manufacturing overhead. Market is based on current replacement cost for raw materials and net realizable value for stores inventory and finished goods.
•Raw material inventory includes material, chemicals and natural resources being used in the mining and refining process.
•Finished goods inventory is the finished product soda ash.

•Stores inventory includes parts, materials and operating supplies which are typically consumed in the production of soda ash and currently available for future use. Inventory expected to be consumed within the year is classified as current assets and remainder is classified as non-current assets.

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of depreciable assets, using the straight-line method. The estimated useful lives applied to depreciable assets are as follows:

Useful Lives
Land improvements	10 years
Depletable land	15-60 years
Buildings and building improvements	10-30 years
Internal-use computer software	3-5 years
Machinery and equipment	5-20 years
Furniture and fixtures	10 years
The Company's policy is to evaluate property, plant, and equipment for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An indicator of potential impairment would include situations when the estimated future undiscounted cash flows are less than the carrying value. The amount of any impairment then recognized would be calculated as the difference between estimated fair value and the carrying value of the asset.
Derivative Instruments and Hedging Activities - The Company may enter into derivative contracts from time to time to manage exposure to the risk of exchange rate changes on its foreign currency transactions, the risk of changes in natural gas prices, and the risk of the variability in interest rates on borrowings. Gains and losses on derivative contracts are reported as a component of the underlying transactions. The Company follows hedge accounting for its hedging activities. All derivative instruments are recorded on the balance sheet at their fair values. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company designates its derivatives based upon criteria established for hedge accounting under generally accepted accounting principles. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Any significant ineffective portion of the gain or loss is reported in earnings immediately. For derivatives not designated as hedges, the gain or loss is reported in earnings in the period of change. The Company's natural gas physical forward contracts are accounted for under the normal purchases and normal sales scope exception.
The Company has entered into interest rate swap contracts, designed as cash flow hedges, to mitigate the exposure to possible increases in interest rates. These contracts will mature on July 18, 2018. These contracts had an aggregate notional value of $70,000 and $72,000 at December 31, 2017 and December 31, 2016, respectively. At December 31, 2017, it was anticipated that approximately $2 of losses currently recorded in accumulated other comprehensive income (loss) will be reclassified into earnings within the next 12 months.
The Company has entered into natural gas forward contracts, designed as cash flow hedges, to mitigate volatility in the price of the natural gas the Company consumes. These contracts generally have various maturities through 2022. These contracts had an aggregate notional value of $37,087 and $30,969 at December 31, 2017 and December 31, 2016, respectively. At December 31, 2017, it was anticipated that $1,906 of losses currently recorded in accumulated other comprehensive income (loss) will be reclassified into earnings within the next 12 months.

The following table presents the fair value of derivative assets and liabilities and the respective balance sheet locations as of:

	Assets				Liabilities
	December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedges:
Interest rate swap contracts - current		$—		$—	Accrued Expenses	$2	Accrued Expenses	$439
Natural gas forward contracts - current		—	Other current assets	601	Accrued Expenses	1,906		—
Natural gas forward contracts - non-current		—		—	Other non-current liabilities	5,301	Other non-current liabilities	3,441
Total derivatives designated as hedging instruments		$—		$601		$7,209		$3,880
Income Tax - The Company is organized as a pass-through entity for federal and most state income tax purposes. States that do assess taxes on the Company are de minimis. As a result, the members are responsible for federal income taxes based on their respective share of taxable income. Net income for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax bases and financial reporting bases of assets and liabilities and the taxable income allocation requirements under the membership agreement.
Reclamation Costs - The Company is obligated to return the land beneath its refinery and tailings ponds to its natural condition upon completion of operations and is required to return the land beneath its rail yard to its natural condition upon termination of the various lease agreements.
The Company accounts for its land reclamation liability as an asset retirement obligation, which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.
The estimated original liability calculated in 1996 for the refinery and tailing ponds was calculated based on the estimated useful life of the mine, which was 80 years, and on external and internal estimates as to the cost to restore the land in the future and state regulatory requirements. In 2018, the mining reserve will be amortized over a remaining life of 60 years. During 2017, 2016 and 2015 the remaining life was 61 years, 67 years and 68 years, respectively. The liability was discounted using a weighted average credit-adjusted risk free rate of approximately 6% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding charge being recorded to cost of products sold.
During 2011, the Company constructed a rail yard to facilitate loading and switching of rail cars. The Company is required to restore the land on which the rail yard is constructed to its natural conditions. The original estimated liability for restoring the rail yard to its natural condition was calculated based on the land lease life of 30 years and on external and internal estimates as to the cost to restore the land in the future. The liability is discounted using a credit-adjusted risk-free rate of 4.25% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding charge being recorded to cost of products sold.

Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair values of each class of financial instruments:
Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of the nature of such instruments. Our long-term debt and derivative financial instruments are measured at their fair values with Level 2 inputs based on quoted market values for similar but not identical financial instruments.
Long-Term Debt - The carrying value of our long-term debt materially reflects the fair value of our long-term debt as rates are variable and its key terms are similar to indebtedness with similar amounts, durations and credit risks.
Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Fair value accounting requires that these financial assets and liabilities be classified into one of the following three categories:

•	Level 1-inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

•
Level 2-inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

•	Level 3-inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.
Subsequent Events - The Company has evaluated all subsequent events through March 1, 2018, the date the financial statements were available to be issued.

Recently Issued Accounting Standards - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) that requires companies to recognize revenue when a customer obtains control rather than when companies have transferred substantially all risks and rewards of a good or service. The Company should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company has completed its evaluation of the provisions of this ASU and does not expect our adoption of ASU 2014-09 to materially change the amount or timing of revenues recognized by us, nor expect it to materially affect our financial position. The majority of our revenues generated are recognized upon delivery and transfer of title to the product to our customers. The time at which delivery and transfer of title occurs, for the majority of our contracts with customers, is the point when the product leaves our facility, thereby rendering our performance obligation fulfilled. The FASB issued various amendments to ASU 2014-09, one of which includes allowing entities to elect to account for shipping and handling activities performed after the control of a good has been transferred to the customer as a fulfillment cost versus an obligation of a promised service. The Company expects to make this an accounting policy election upon adoption to account for shipping and handling activities as fulfillment costs, which is not expected to have a material impact on our financial statements. The Company adopted this ASU effective January 1, 2018, as permitted by the ASU, using the modified retrospective method.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The update amends existing standards for accounting for leases by lessees, with accounting for leases by lessors remaining largely unchanged from current guidance. The update requires that lessees recognize a lease liability and a right of use asset for all leases (with the exception of short-term leases) at the commencement date of the lease and disclose key information about leasing arrangements. The update is effective for interim and annual periods beginning after December 15, 2018 and must be adopted using a modified retrospective transition. The ASU No. 2016-02 provides for certain practical expedients and early adoption is permitted. The Company is evaluating the potential impact the adoption of ASU No. 2016-02 will have on its financial statements.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities. This ASU aims to improve the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. In addition, this ASU make certain targeted improvements to simplify the application of the existing hedge accounting guidance. This ASU is effective for us beginning in the first quarter of 2019, with early application permitted. The Company is evaluating the effect the standard will have on its consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET
Accounts receivable, net as of December 31, 2017 and 2016 consists of the following:

	2017	2016
Trade receivables	$27,480	$27,311
Other receivables	6,731	6,233
	34,211	33,544
Allowance for doubtful accounts	(25)	(150)
Total	$34,186	$33,394

4. INVENTORY
Inventory as of December 31, 2017 and 2016 consists of the following:

	2017	2016
Raw materials	$10,076	$7,717
Finished goods	3,233	5,764
Stores inventory, current	6,484	5,533
Total	$19,793	$19,014

5. PROPERTY, PLANT, AND EQUIPMENT, NET
Property, plant, and equipment as of December 31, 2017 and 2016 consists of the following:

	2017	2016
Land and land improvements	$192	$192
Depletable land	2,957	2,957
Buildings and building improvements	134,974	133,149
Internal-use computer software	5,346	5,123
Machinery and equipment	624,415	598,954
Total	767,884	740,375
Less accumulated depreciation, depletion and amortization	(592,045)	(570,342)
Total net book value	175,839	170,033
Construction in progress	32,530	44,422
Property, plant, and equipment, net	$208,369	$214,455
Depreciation, depletion and amortization expense on property, plant and equipment was $26,418, $25,345 and $22,519 for the years ended December 31, 2017, 2016 and 2015, respectively.

6. OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2017 and 2016 consists of the following:

	2017	2016
Stores inventory, non-current	$18,589	$20,671
Deferred financing costs and other	1,044	301
Total	$19,633	$20,972

7. ACCRUED EXPENSES
Accrued expenses as of December 31, 2017 and 2016 consists of the following:

	2017	2016
Accrued employee compensation	$6,551	$6,993
Accrued energy costs	5,245	5,582
Accrued royalty costs	4,533	4,619
Accrued other taxes	4,753	4,812
Accrued derivatives	1,908	439
Other accruals	4,319	5,191
Total	$27,309	$27,636

8. DEBT

Long-term debt as of December 31, 2017 and 2016 consists of the following:

	2017	2016
Variable Rate Demand Revenue Bonds, principal due October 1, 2018, interest payable monthly, bearing an interest rate of 1.82% at December 31, 2017 and 0.87% at December 31, 2016	$11,400	$11,400
Variable Rate Demand Revenue Bonds, principal due August 1, 2017, interest payable monthly, bearing an interest rate of 0.87% at December 31, 2016	—	8,600
Former Ciner Wyoming Credit Facility, unsecured principal expiring on July 18, 2018, variable interest rate as a weighted average rate of 2.36% at December 31, 2016	—	78,000
Ciner Wyoming Credit Facility, unsecured principal expiring on August 1, 2022, variable interest rate as a weighted average rate of 3.08% at December 31, 2017	138,000	—
Total debt	149,400	98,000
Less current portion of long-term debt	11,400	8,600
Total long-term debt	$138,000	$89,400

Aggregate maturities required on long-term debt at December 31, 2017 are as follows:

2018	$11,400
2019	—
2020	—
2021	—
2022	138,000
Total	$149,400

Revenue Bonds
The Variable Rate Demand Revenue Bonds are held by CINWYLLC. These revenue bonds require the Company to maintain standby letters of credit totaling $11,606 and $20,333 at December 31, 2017 and 2016, respectively. These letters of credit require compliance with certain covenants, including minimum net worth, maximum debt to net worth, and interest coverage ratios. As of December 31, 2017, the Company was in compliance with these debt covenants.
Ciner Wyoming Credit Facility
On August 1, 2017, the Company entered into a Credit Agreement (“Ciner Wyoming Credit Facility”) with each of the lenders listed on the respective signature pages thereof and PNC Bank, National Association, as administrative agent, swing line lender and a Letter of Credit ("L/C") issuer. The Ciner Wyoming Credit Facility replaces the former Credit Facility, dated as of July 18, 2013, by and among the Company, the lenders party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, as amended (the “Former Ciner Wyoming Credit Facility”), which was terminated on August 1, 2017 upon entry into the Ciner Wyoming Credit Facility. This arrangement was accounted for as a modification of debt in accordance with Accounting Standards Codification (“ASC”) 470-50.

The Ciner Wyoming Credit Facility is a $225,000 senior unsecured revolving credit facility with a syndicate of lenders, which will mature on the fifth anniversary of the closing date of such credit facility. The Ciner Wyoming Credit Facility provides for revolving loans to fund working capital requirements, capital expenditures, to consummate permitted acquisitions and for all other lawful Company purposes. The Ciner Wyoming Credit Facility has an accordion feature that allows Ciner Wyoming to increase the available revolving borrowings under the facility by up to an additional $75,000, subject to the Company receiving increased commitments from existing lenders or new commitments from new lenders and the satisfaction of certain other conditions. In addition, the Ciner Wyoming Credit Facility includes a sublimit up to $20,000 for same-day swing line advances and a sublimit up to $40,000 for letters of credit.

The Ciner Wyoming Credit Facility contains various covenants and restrictive provisions that limit (subject to certain exceptions) the Company’s ability to:
•make distributions on or redeem or repurchase units;
•incur or guarantee additional debt;
•make certain investments and acquisitions;
•incur certain liens or permit them to exist;
•enter into certain types of transactions with affiliates of the Company;
•merge or consolidate with another company; and
•transfer, sell or otherwise dispose of assets.
The Ciner Wyoming Credit Facility also requires quarterly maintenance of a consolidated leverage ratio (as defined in the Ciner Wyoming Credit Facility) of not more than 3.00 to 1.00 and a consolidated interest coverage ratio (as defined in the Ciner Wyoming Credit Facility) of not less than 3.00 to 1.00.

The Ciner Wyoming Credit Facility contains events of default customary for transactions of this nature, including (i) failure to make payments required under the Ciner Wyoming Credit Facility, (ii) events of default resulting from failure to comply with covenants and financial ratios in the Ciner Wyoming Credit Facility,
(iii) the occurrence of a change of control, (iv) the institution of insolvency or similar proceedings against Ciner Wyoming and (v) the occurrence of a default under any other material indebtedness the Company may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Ciner Wyoming Credit Facility, the administrative agent at the request of shall, or with the consent of the Required Lenders (as defined in the Ciner Wyoming Credit Facility) may terminate all outstanding commitments under the Ciner Wyoming Credit Facility and may declare any outstanding principal of the Ciner Wyoming Credit Facility debt, together with accrued and unpaid interest, to be immediately due and payable.

Under the Ciner Wyoming Credit Facility, a change of control is triggered if CRC and its wholly-owned subsidiaries, directly or indirectly, cease to own all of the equity interests, or cease to have the ability to elect a majority of the board of directors (or similar governing body) of the General Partner of CINR (or any entity that performs the functions of the general partner of CINR). In addition, a change of control would be triggered if CINR ceases to own at least 50.1% of the economic interests in the Company or cease to have the ability to elect a majority of the members of the Company's board of managers.

Loans under the Ciner Wyoming Credit Facility bear interest at the Company’s option at either:
•a Base Rate, which equals the highest of (i) the federal funds rate in effect on such day plus 0.50%, (ii) the administrative agent’s prime rate in effect on such day or (iii) one-month LIBOR plus 1.0%, in each case, plus an applicable margin; or
•Eurodollar Rate plus an applicable margin.
The unused portion of the Ciner Wyoming Credit Facility is subject to an unused line fee ranging from 0.225% to 0.300% per annum based on Ciner Wyoming’s then current leverage ratio.

At December 31, 2017, Ciner Wyoming was in compliance with all financial covenants of the Ciner Wyoming Credit Facility.
Former Ciner Wyoming Credit Facility
At December 31, 2016, the Company had a $190,000 senior unsecured revolving credit facility, as amended on October 30, 2014 and May 25, 2016 (as amended, the "Former Ciner Wyoming Credit Facility"), with a syndicate of lenders, which would mature in July 2018. The Former Ciner Wyoming Credit Facility provided for revolving loans to fund working capital requirements, capital expenditures, to consummate permitted acquisitions and for all other lawful Company purposes. The Former Ciner Wyoming Credit Facility had an accordion feature that allowed the Company to increase the available revolving borrowings under the facility by up to an additional $75,000, subject to the Company receiving increased commitments from existing lenders or new commitments from new lenders and the satisfaction of certain other conditions. In addition, the Former Ciner Wyoming Credit Facility included a sublimit up to $20,000 for same-day swing line advances and a sublimit up to $40,000 for letters of credit. The Company's obligations under the Former Ciner Wyoming Credit Facility are unsecured.
The Former Ciner Wyoming Credit Facility contained various covenants and restrictive provisions that limited (subject to certain exceptions) the Company's ability to:
•make distributions on or redeem or repurchase units;
•incur or guarantee additional debt;
•make certain investments and acquisitions;
•incur certain liens or permit them to exist;
•enter into certain types of transactions with affiliates of the Company;
•merge or consolidate with another Company; and
•transfer, sell or otherwise dispose of assets.

The Former Ciner Wyoming Credit Facility also required quarterly maintenance of a leverage ratio (as defined in the Former Ciner Wyoming Credit Facility) of not more than 3.00 to 1.00 and a fixed charge coverage ratio (as defined in the Former Ciner Wyoming Credit Facility) of not less than 1.00 to 1.00. The Former Ciner Wyoming Credit Facility also required that capital expenditures, as defined in the Former Ciner Wyoming Credit Facility, not exceed $50,000 in any fiscal year.
In addition, the Former Ciner Wyoming Credit Facility contained events of default customary for transactions of this nature, including (i) failure to make payments required under the Former Ciner Wyoming Credit Facility, (ii) events of default resulting from failure to comply with covenants and financial ratios in the Former Ciner Wyoming Credit Facility, (iii) the occurrence of a change of control, (iv) the institution of insolvency or similar proceedings against the Company and (v) the occurrence of a default under any other material indebtedness the Company may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Former Ciner Wyoming Credit Facility, the lenders may terminate all outstanding commitments under the Former Ciner Wyoming Credit Facility and may declare any outstanding principal of the Former Ciner Wyoming Credit Facility debt, together with accrued and unpaid interest, to be immediately due and payable.
Under the Former Ciner Wyoming Credit Facility, a change of control is triggered if CRC and its wholly-owned subsidiaries, directly or indirectly, cease to own all of the equity interests, or cease to have the ability to elect a majority of the board of directors (or similar governing body) of the general partner of CINR (or any entity that performs the functions the general partner of CINR). In addition, a change of control would be triggered if CINR ceases to own at least 50.1% of the economic interests in the Company or cease to have the ability to elect a majority of the members of the Company's board of managers.
The Company was in compliance with all terms under its long-term debt agreements as of December 31, 2016.
Loans under the Former Ciner Wyoming Credit Facility bore interest at the Company's option at either:
•a Base Rate, which equals the highest of (i) the federal funds rate in effect on such day plus 0.50%, (ii) the administrative agent's prime rate in effect on such day or (iii) one-month LIBOR plus 1.0%, in each case, plus an applicable margin; or
•a LIBOR Rate plus an applicable margin.
The unused portion of the Former Ciner Wyoming Credit Facility was subject to an unused line fee ranging from 0.275% to 0.350% per annum based on the Company's then current leverage ratio.
Ciner Enterprises Credit Agreement
In addition, there are restrictions in the Ciner Enterprises Credit Agreement that affect the Company. Specifically, Ciner Enterprises has agreed (subject to certain exceptions in addition to those described below) that it will not, and will not permit any of its subsidiaries, including the Company to:
•make distributions on or redeem or repurchase equity interests, other than distributions to the Companies members;
•incur or guarantee additional debt, other than debt incurred under the Ciner Wyoming Credit Facility, among certain other types of permitted debt;
•make certain investments and acquisitions, other than investments in the Company, in an amount not to exceed $10,000 per calendar year and other exceptions set forth therein;
•incur certain liens or permit them to exist, other than, with respect to the Companies liens, an aggregate amount outstanding at any time equal to $1,000;

•enter into certain types of transaction with affiliates, other than transactions between Ciner Wyoming and CINR;
•merge or consolidate with another company; or
•transfer, sell or otherwise dispose of assets, other than the Companies disposition of assets with a net book value not to exceed $2,500, in any given year.

9. OTHER NON-CURRENT LIABILITIES
Other non-current liabilities as of December 31, 2017 and 2016 consists of the following:

	2017	2016
Reclamation reserve	$5,080	$5,537
Derivative instruments and hedges, fair value liabilities	5,301	3,441
Other	20	47
Total	$10,401	$9,025
Details of the reclamation reserve shown above are as follows:

	2017	2016
Reclamation reserve at beginning of year	$5,537	$4,457
Accretion expense	300	262
Reclamation adjustment	(757)	818
Reclamation reserve at end of year	$5,080	$5,537
The reclamation adjustments are primarily a result of changes in the self-bond agreement with the Wyoming Department of Environmental Quality. See Note 12 "Commitments and Contingencies" for additional information.

10. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit plans offered and administered by CRC (administered by OCIE prior to the Transaction) and has allocated its portions of the annual costs related thereto. The specific plans are as follows:
Retirement Plans - Benefits provided under the Ciner Pension Plan for Salaried Employees and Ciner Pension Plan for Hourly Employees are based upon years of service and average compensation for the highest 60 consecutive months of the employee's last 120 months of service, as defined. Each plan covers substantially all full-time employees hired before May 1, 2001. The retirement plans had an accumulated benefit obligation of $57,370 and $61,487 at December 31, 2017 and 2016, respectively. CRC's funding policy is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution. The Company's allocated portion of net periodic pension cost was $1,358, $2,015 and $7,731 for the years ended December 31, 2017, 2016 and 2015, respectively. The decrease in pension costs in 2017 was driven by improved discount rates.
Savings Plan - The Ciner 401(k) Retirement Plan covers all eligible hourly and salaried employees. Eligibility is limited to all domestic residents and any foreign expatriates who are in the United States indefinitely. The plan permits employees to contribute specified percentages of their compensation, while the Company makes contributions based upon specified percentages of employee contributions. The Plan was amended such that participants hired on or subsequent to May 1, 2001, will receive an additional contribution from the Company based on a percentage of the participant’s base pay. Contributions made by the Company for the years ended December 31, 2017, 2016 and 2015 were $3,735, $1,625 and $2,582, respectively. The increase in 2017 was primarily due to the incremental contributions that were not made in prior year's comparative period due to the acquisition of CRC from OCI and the accelerated payouts in 2015.

Postretirement Benefits - Most of the Company's employees are eligible for postretirement benefits other than pensions if they reach retirement age while still employed.
CRC accounts for postretirement benefits on an accrual basis over an employee’s period of service. The postretirement plan, excluding pensions, are not funded, and CRC has the right to modify or terminate the plan. The post-retirement benefits had a benefits obligation of $11,465 and $20,586 for the years ended December 31, 2017 and 2016, respectively. The decrease in the obligation as of December 31, 2017 compared to December 31, 2016 is due to the CRC amending its postretirement benefit plan to increase eligibility requirements at which participants may begin receiving benefits, implemented a subsidy rather than a premium for the benefit plan, and eliminating plan eligibility for individuals hired after December 31, 2016. The Company's allocated portion of postretirement (benefit) costs was $(2,823), $1,400 and $495 for the years ended December 31, 2017, 2016 and 2015, respectively. The postretirement benefit for the Company in 2017 is due to the aforementioned changes made to the postretirement benefit plans during 2017.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss as of December 31, 2017, 2016 and 2015 consists of the following:

	Interest Rate Swap Contract	Natural Gas Forwards Contracts	Total

BALANCE at December 31, 2014	$(748)	$—	$(748)
Other comprehensive loss before reclassification	(1,098)	(3,722)	(4,820)
Amounts reclassified from accumulated other comprehensive loss	1,027	350	1,377

Net current-period other comprehensive income (loss)	(71)	(3,372)	(3,443)

BALANCE at December 31, 2015	$(819)	$(3,372)	$(4,191)

Other comprehensive loss before reclassification	(401)	(544)	(945)
Amounts reclassified from accumulated other comprehensive loss	781	1,076	1,857

Net current-period other comprehensive income (loss)	380	532	912

BALANCE at December 31, 2016	$(439)	$(2,840)	$(3,279)

Other comprehensive income (loss) before reclassification	61	(5,411)	(5,350)
Amounts reclassified from accumulated other comprehensive loss	376	1,044	1,420

Net current-period other comprehensive income (loss)	437	(4,367)	(3,930)

BALANCE at December 31, 2017	$(2)	$(7,207)	$(7,209)

The components of other comprehensive income/(loss), attributable to the Company, that have been reclassified out of Accumulated other comprehensive loss consisted of the following:

	2017	2016	2015	Affected Line Items on the Statements of Operations and Comprehensive Income
Details about other comprehensive income/(loss) components:
Gains and losses on cash flow hedges:
Interest rate swap contracts	$376	$781	$1,027	Interest expense
Commodity hedge contracts	1,044	1,076	350	Cost of Products Sold
Total reclassifications for the period	$1,420	$1,857	$1,377

12. COMMITMENTS AND CONTINGENCIES
The Company leases mineral rights from the U.S. Bureau of Land Management, the state of Wyoming, Rock Springs Royalty Corp., a wholly owned subsidiary of Anadarko Holding Company, and other private parties. All of these leases provide for royalties based upon production volume. The remaining leases provide for minimum lease payments as detailed in the table below. The Company has a perpetual right of first refusal with respect to these leases and intends to continue renewing the leases as has been its practice.
The Company entered into a 10 year rail yard switching and maintenance agreement with a third party, Watco Companies, LLC, on December 1, 2011. Under the agreement, Watco provides rail-switching services at the Company’s rail yard. The Company's rail yard is constructed on land leased by Watco from Rock Springs Grazing Association and Anadarko Land Corp; the Rock Springs Grazing Association land lease is renewable every 5 years for a total period of 30 years, while the Anadarko Land Corp. lease is perpetual. The Company has an option agreement with Watco to assign these leases to the Company at any time during the land lease term.
The Company entered into two track lease agreements, collectively, not to exceed 10 years with Union Pacific Company for certain rail tracks used in connection with the rail yard.
As of December 31, 2017, the total minimum rental commitments under the Company’s various operating leases, including renewal periods are as follows:

	Leased Land	Track Leases	Total
2018	$75	$70	$145
2019	75	70	145
2020	75	70	145
2021	75	33	108
2022	75	—	75
2023 and thereafter	1,350	—	1,350
Total	$1,725	$243	$1,968

CRC, on behalf of the Company, typically enters into operating lease contracts with various lessors for railcars to transport product to customer locations and warehouses. Railcar leases under these contractual commitments range for periods from 1 to 10 years. CRC's obligations related to these railcar leases are $12,086 in 2018, $11,137 in 2019, $8,481 in 2020, $5,869 in 2021, $3,805 in 2022 and $6,161 in 2023 and thereafter. Total lease expense allocated to the Company was approximately $14,628, $14,476 and $12,415 for the years ended December 31, 2017, 2016 and 2015, respectively.

Purchase Commitments - The Company has natural gas supply contracts to mitigate volatility in the price of natural gas. As of December 31, 2017, these contracts totaled $29,474 for the purchase of a portion of our gas requirements over approximately the next three years. The supply purchase agreements have specific commitments of $14,253 in 2018, $8,366 in 2019 and $6,855 in 2020. The Company has a separate contract that expires in 2021, for transportation of natural gas with an average annual cost of approximately $3,870 per year.
Legal and Environmental - From time to time the Company is party to various claims and legal proceedings related to its business. Although the outcome of these proceedings cannot be predicted with certainty, management does not currently expect any of the legal proceedings the Company is involved in to have a material effect on its business, financial condition and results of operations. The Company cannot predict the nature of any future claims or proceedings, nor the ultimate size or outcome of existing claims and legal proceedings and whether any damages resulting from them will be covered by insurance.
Off-Balance Sheet Arrangements - The Company has a self-bond agreement with the Wyoming Department of Environmental Quality under which it commits to pay directly for reclamation costs at our Wyoming Plant site. As of December 31, 2017 and 2016, the amount of the bond was $32,900 and $38,200, respectively, which is the amount we would need to pay the State of Wyoming for reclamation costs if we cease mining operations currently. The amount of this self-bond is subject to change upon periodic re-evaluation by the Land Quality Division.

13. AFFILIATES TRANSACTIONS
CRC is the exclusive sales agent for the Company and through its membership in ANSAC, CRC is responsible for promoting and increasing the use and sale of soda ash and other refined or processed sodium products produced. ANSAC operates on a cooperative service-at-cost basis to its members such that typically any annual profit or loss is passed through to the members. In the event an ANSAC member exits or the ANSAC cooperative is dissolved, the exiting members are obligated for their respective portion of the residual net assets or deficit of the cooperative. All actual sales and marketing costs incurred by CRC are charged directly to the Company. Selling, general and administrative expenses also include amounts charged to the Company by CRC principally consisting of salaries, benefits, office supplies, professional fees, travel, rent and other costs of certain assets used by the Company. On October 23, 2015 the Company entered into a Services Agreement (the “Services Agreement”) with CRC. Pursuant to the Services Agreement, CRC has agreed to provide the Company with certain corporate, selling, marketing, and general and administrative services, in return for which the Company has agreed to pay CRC an annual management fee and reimburse CRC for certain third-party costs incurred in connection with providing such services. These transactions do not necessarily represent arm's length transactions and may not represent all costs if the Company operated on a standalone basis. In November 2016, CRC, on behalf of the Company, entered into a soda ash sales agreement with CIDT, an affiliate of Ciner Group, that sells soda ash to international markets not served by ANSAC. The terms of our sales agreement with CIDT are similar to our agreements with other international customers. The receivables associated with these sales are recorded in accounts receivable - affiliates line item on the balance sheet and interest earned is recorded in the interest income line item in the Statement of Operations and Comprehensive Income. CIDT is ultimately owned and controlled by the Ciner Group.
As a result of the closing of the Transaction discussed in Note 1 - "Corporate Structure," CINE owns indirectly and controls the Company, therefore, OCIE and subsidiaries, including OCI Alabama LLC, are no longer related parties of the Company as of the Transaction date. The following table includes transactions with OCIE and subsidiaries prior to the Transaction date.
The total costs (recoveries) charged to the Company by affiliates for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
OCI Enterprises Inc.	$—	$—	$4,535
CRC	13,549	13,754	5,587
ANSAC (1)	2,487	3,821	3,793
CINR	484	—	(11)
Total selling, general and administrative expenses - affiliates	$16,520	$17,575	$13,904

(1) ANSAC allocates its expenses to its members using a pro rata calculation based on sales.

Cost of products sold includes logistics services charged by ANSAC. For the years ended December 31, 2017, 2016 and 2015 these costs were $19,573, $3,278 and $8,134, respectively. The increase in 2017 was driven by non-ANSAC export sales volume, primarily CIDT because the Company elects to use ANSAC to provide freight services for our other non-ANSAC international sales, and ANSAC separately and directly charges the Company for such services.

Net sales to affiliates for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
ANSAC	$222,231	$262,220	$261,023
CIDT	82,266	9,054	—
OCI Alabama LLC	—	—	4,266
Total	$304,497	$271,274	$265,289

As of December 31, 2017 and 2016, the Company had due from/to with affiliates as follows:

	2017		2016
	Due from Affiliates	Due to Affiliates	Due from Affiliates	Due to Affiliates
ANSAC	$57,673	$1,338	$46,467	$2,537
CIDT	32,841	—	9,054	—
CRC	7,803	1,641	3,932	1,670
Ciner Resources Europe NV	—	—	2,230	—
Other	195	105	137	—
Total	$98,512	$3,084	$61,820	$4,207

14. MAJOR CUSTOMERS AND SEGMENT REPORTING
Our operations are similar in nature of products we provide and type of customers we serve. As the Company earns substantially all of its revenues through the sale of soda ash mined at a single location, we have concluded that we have one operating segment for reporting purposes. The net sales by geographic area for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
Domestic	$192,843	$192,550	$194,036
International:
ANSAC	222,231	262,220	261,023
CIDT	82,266	9,054	—
Other	—	11,363	31,334
Total international	304,497	282,637	292,357
Total net sales	$497,340	$475,187	$486,393

15. SUBSEQUENT EVENTS

On February 1, 2018, the members of the Board of Managers of Ciner Wyoming, approved a cash distribution to the members in the aggregate amount of $25,000. The distribution was paid on February 8, 2018.

Effective February 22, 2018, Akkan transferred its 100% direct ownership in CINE to WE Soda Ltd., a UK company, which is 100% owned by KEW Soda ltd., a UK company, which is owned 100% by Akkan.

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